         ICA REPORTS UNAUDITED FOURTH QUARTER AND FULL YEAR 2002 RESULTS


     Mexico City, February 27, 2003 - Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited results for the fourth quarter of 2002. ICA recorded fourth quarter revenue of Ps. 2,061 million and an operating profit of Ps. 27 million.

ICA noted the following highlights:

     o ICA's consolidated backlog at year-end year was Ps. 5,489 million, equivalent to 11 months of work at fourth quarter levels.

     o New contracts and contract extensions for Ps. 4,248 million were obtained during the fourth quarter.

     o Total debt as of the end of 2002 fell Ps. 821 million, or 14 percent, compared to the end of 2001. Debt fell Ps. 316 million compared to the third quarter of 2002.

     o ICA incurred long-term debt of Ps. 1,270 million during the quarter, of which Ps. 452 million was used to refinance short-term debt, and the balance was used to repurchase the convertible bond and for general corporate purposes.

     o US$ 70.6 million face value of ICA's convertible bond due 2004 was cancelled during the quarter. During the year a total of US$ 73.4 million face value were repurchased and cancelled.

     o Divestment of non-strategic assets was Ps. 580 million in the fourth quarter and Ps. 1,542 million for the full year.


     o General and administrative expense fell 37 percent in the fourth quarter, compared to the same period of 2001, excluding restructuring charges in the prior year period.

CONSOLIDATED RESULTS
Fourth Quarter 2002

(Ps. million)                           4Q2001          4Q2002        Change (%)
--------------------------------------------------------------------------------
Revenues ...................            2,758         2,061           (25)
Operating profit ....................    (923)           27           n.m.
  Operating margin ..................     n.m.          1.3%
EBITDA ..............................    (172)          154           n.m.
  EBITDA margin .....................     n.m.          7.5%
Net income (loss) ...................  (4,261)         (297)          n.m.
of majority interest
Earnings per share (Ps.) ............   (6.86)        (0.48)          n.m.
         n.m. = not meaningful

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     ICA recorded fourth quarter revenue of Ps. 2,061 million,  25 percent below the fourth quarter 2001 level. The overall reduction in revenue reflects the lower level of work performed by Civil Construction, as a result of delays in the bidding for suitable projects, as well as the low levels of infrastructure investment by both the public and private sectors. During the fourth quarter, revenues from projects in Mexico represented 66 percent of total revenue, while revenue in foreign currency, principally in dollars, accounted for 67 percent of total revenue.

     Cost of sales during the quarter was Ps. 1,816 million, 44 percent below the Ps. 3,233 million registered during the same period of last year. During the quarter, the company recorded an additional provision of US $ 1.12 million for contract penalties with the client on the Puerto Rico Coliseum, in San Juan, as a result of delays in the completion of the project. To date, the total provision has been US$ 15 million. Given that a part of the delay resulted from client change orders, ICA has been negotiating with the client. However, no agreement has yet been reached.

     General and administrative expenses in the fourth quarter of 2002 decreased 51 percent to Ps. 218 million, from Ps. 448 million in the same period of 2001. The fourth quarter 2001 level included a Ps. 100 million reserve for corporate restructuring expenses; excluding the restructuring expense, the reduction in expenses was 37 percent.

     Operating income in the fourth quarter of 2002 was Ps. 27 million, compared to a loss of Ps. 923 million during the same quarter of 2001.

     EBITDA generated in the fourth quarter of 2002 was Ps. 154 million, equivalent to a margin of 7.5 percent. EBITDA is calculated as operating earnings plus depreciation and amortization expense.

     The  integral  financing  cost in the  fourth  quarter  of 2002 was Ps.  54 million, compared to Ps. 129 million recorded in the fourth quarter of last year, and consisted of the following:


   (Ps. Million)                              4Q2001               4Q2002
--------------------------------------------------------------------------------
Interest (Income)                             (116)                  (59)
Interest Expense                               260                    185
Exchange (Gain) Loss                            0                     (6)
Monetary (Gain)                               (15)                   (65)
--------------------------------------------------------------------------------
Integral Financing Cost                        129                    54

     The reduction in integral financing cost resulted principally from a lower level of debt. Included in interest expense for the 2002 period is Ps. 45 million of financial costs for non-bank debt. This increased the weighted average interest rate to 14.2 percent, compared to 9.7 percent during the fourth quarter of 2001.

     Other Financial Operations recorded a loss of Ps. 23 million during the fourth quarter, which reflected the net effect of gains generated from the discounted repurchase of the convertible bond, the sale of the Bellas Artes parking garage and the Veracruz grain terminal, and the loss on the sale of the Cabo del Sol development on Baja California. The result also includes employee severance payments of Ps. 52 million.

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

     The tax provision in the fourth quarter of 2002 was Ps. 254 million, made up a Ps. 240 million increase in the reserve for asset tax credits and Ps. 14 million for income tax. This reserve reflects the judgment that Ps. 240 million of the asset tax credits generated in prior years may not be able to be applied to reduce future income tax obligations. The total amount of asset taxes creditable was Ps. 1,896 million, and the total reserve was Ps. 938 million as of December 31, 2002.

     ICA recorded a fourth quarter profit of Ps. 8 million from its participation in unconsolidated affiliates, including its participation in the Caruachi hydroelectric project in Venezuela, in the Central North Airport Group (through its operating company SETA), and the environmental services company CIMA.

     ICA recorded a net loss of majority interest of Ps. 297 million in the fourth quarter of 2002, equivalent to a loss of Ps. 0.48 per share (US$ 0.28 per ADS) based on 621.56 million weighted average shares outstanding. This compares with a net loss of majority interest of Ps. 4,182 million, or Ps. 6.86 per share (US$ 3.96 per ADS) recorded in the fourth quarter of 2001, based on a weighted average of 621.56 million shares outstanding.

SEGMENT RESULTS

Segment results are shown in the following table:

   (Ps. million)                         4Q2001        4Q2002         Change (%)
--------------------------------------------------------------------------------
Civil Construction
    Revenues                              504              283             (44)
    Operating Profit                     (788)             (77)             n.m.
Industrial Construction
    Revenues                             1,315             879             (33)
    Operating Profit                        58              50              (14)
CPC-Rodio
    Revenues                               428             402             (6)
    Operating Profit                       (58)            (60)             n.m.
Other Segments
    Revenues                               513             497             (3)
    Operating Profit                      (135)            115             n.m.
         n.m. = not meaningful

     The projects that contributed most to construction revenues were: the San Juan Metro and Puerto Rico Coliseum, both in San Juan, Puerto Rico, and the Santa Martha Acatitla prison in Mexico City (Civil Construction); the Altamira III and IV power plants, the Mexicali power plant, and the Cadereyta and Poza Rica Pemex projects (Industrial Construction); and Rodio's projects in Portugal and Spain (CPC-Rodio).



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

     Civil Construction revenues fell primarily as a result of the reduction in the government's infrastructure investment budget, lower levels of private sector construction spending, delays in the bidding for suitable projects, and the subdivision of public works into multiple, smaller contracts which have lower estimated profitability.

     Operating loss in the segment is in part due to the contract penalties for the Coliseum of Puerto Rico project, as previously described.

     Industrial Construction revenue decreased because of the mix of projects in backlog. While some projects are being completed, most are recent contracted and as a result will contribute to revenue in future periods. The operating margin of 5.7 percent reflects the mix of projects.

     CPC-Rodio's results during the quarter primarily reflect the conclusion of CPC projects in Argentina, costs for reducing operations, as well as the difficult economic and operating conditions in that country. These results are not completely offset by the good performance of Rodio, which registered sales of Ps. 384 million during the quarter.



                                               Operating Result Operating Margin
   (Ps. Million)               Revenues (%)
--------------------------------------------------------------------------------
Total Other Segments
    Real Estate and Housing           285                 27                 9.5
    Infrastructure Operations         179                 91                50.9
    Alsur                              34                 (3)              (9.5)
--------------------------------------------------------------------------------

     Other Segments accounted for 24 percent of total revenue during the quarter. Real Estate and Housing revenue increased as a result of the sale of land in Queretaro and Cancun. Housing registered significant progress in pursuit of its objectives, with Ps. 172 million from sales of moderate income housing alone, and generated an operating profit of Ps. 8 million. Infrastructure Operations results include the sale of land from the Corredor Sur, as well as the operation of the Acapulco Tunnel, the Corredor Sur, and the parking garages. In October 2002, ICA ceased operating the Caracas-La Guaira highway as a result of the arbitration process which ICA began against the Venezuelan authorities because of repeated breaches in the concession contract. Alsur registered a decrease in activity due to the sale of the Veracruz grain terminal, as well as delays in harvests and poor weather.

Full Year 2002 Results

   (Ps. million)                     FY2001            FY2002         Change (%)
--------------------------------------------------------------------------------
Revenues                              9,823             7,984               (19)
Operating profit                       (778)              149               n.m.
  Operating margin                      n.m.              1.9%
EBITDA                                  437               559                 28
  EBITDA margin                         4.5%              7.0%
Net income (loss)                    (4,491)           (1,323)              n.m.
of majority interest
Earnings per share (Ps.)              (7.23)            (2.13)
         n.m. = not meaningful

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     For the full year,  ICA  generated an operating  profit of Ps. 149 million, with an operating margin of 1.9 percent, despite the 19 percent reduction in revenue. EBITDA was Ps. 559 million for the year, with an EBITDA margin of 7.0 percent. The net loss for the year was Ps. 1,323 million. The principal factors in the loss were financial expense (Ps. 436 million), severance expense (Ps. 114 million), and the tax provision (Ps. 564 million). The asset tax provision reflects the fact that the asset tax (IMPAC) is calculated based on asset levels four years before the date of the calculation, and is based on a tax-payer's election under the provisions the Asset Tax Law.





CONSTRUCTION BACKLOG
                                                             Months Construction
                                         Ps. Million                 Equivalent*
------------------------------------------------------ -------------------- ----
Balance, 9/30/2002                             2,805                        5
    New contracts and contract enlargements    4,248                        8
    Work executed                              1,564                        3
------------------------------------------------------ -------------------- ----
Balance, 12/31/2002                            5,489                       11
------------------------------------------------------ -------------------- ----

Non Consolidated Backlog **                      515                         1
------------------------------------------------------ -------------------- ----
Global Backlog                                 6,004                       12
------------------------------------------------------ -------------------- ----

     * Months of work based on the volume of work executed in the fourth quarter. ** Non Consolidated Backlog represents ICA's proportion of the work of unconsolidated affiliates.

     ICA's backlog as of December 31, 2002 increased by Ps. 2,684 million, or 96 percent, compared to the third quarter of 2002. New projects included in backlog are: IPP La Laguna for Iberdrola, the Reynosa Cryogenic Plant for Pemex, the Chiapas Bridge for the Ministry of Communications and Transport (SCT), new Rodio contracts in Spain and Portugal, the Santa Martha Acatitla prison for the Government of Mexico City, and buildings in Reynosa for Pemex, among others.

     During the fourth quarter, the Company signed a new agreement with the SCT to complete the Chiapas Bridge. The agreement includes changes in design and engineering and has a contract value of Ps. 393 million, which will permit the completion of this important infrastructure project.

     At the end of the fourth quarter, projects in Mexico represented 87 percent of the total backlog, and private sector clients represented 53 percent of the total.





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

BALANCE SHEET
    (Ps. million; end of period)              4Q2001       4Q2002         Change
                                                                               %
--------------------------------------------------------------------------------

Current assets .........................        9,661        6,701          (31)
Of which: Cash and cash equivalents ....        3,659        2,888          (21)
Long term investments ..................        5,577        4,783          (14)
Property, plant and equipment ..........        2,282        1,323          (42)
Other longer term assets ...............        1,091        1,355           24
Total assets ...........................       18,611       14,162          (24)

Current liabilities ....................        8,941        6,064          (33)
Long term liabilities ..................        4,283        4,254           (1)
Shareholders equity ....................        5,387        3,845          (28)
Total liabilities and equity ...........       18,611       14,162          (24)

     As of December 31, 2002, ICA had cash and equivalents of Ps. 2,888 million, a reduction of Ps. 771 million compared to the Ps. 3,659 million in the same period of 2001. Of this, 68 percent is in ICA's subsidiaries ICA Fluor Daniel and Rodio, and 28 percent of the total reflects client advances. Payment of dividends by these subsidiaries requires the approval of ICA's joint-venture partners.

     Accounts receivable were Ps. 1,743 million at the end of 2002, 23 percent below the Ps. 2,272 million at the end of 2001, as a result of significant improvements in the processes of estimating, billing, and collections, as well as the reduction in work volumes. The improvement in processes also contributed to the reduction in other accounts receivable of 68 percent, from Ps. 1,919 million at the end of 2001 to Ps. 606 million at the close of 2002.

     The 14 percent reduction in long term assets resulted from the divestment of subsidiaries and long term non strategic assets, primarily the Punta Langosta cruise ship terminal, the Guadalajara Business Center, the Bellas Artes parking garage, and ICA's shareholding in Cabo del Sol.

     Property, plant and equipment fell 42 percent during the year. Despite the reduction, ICA believes it has ample capacity undertake large-scale projects that the market could offer.

Divestments

     During the fourth quarter of 2002, ICA carried out divestments of Ps. 580 million, which primarily reflects the sale of machinery, ICA's stake in Cabo del Sol, the Veracruz grain terminal, and the Bellas Artes parking garage. During 2002, ICA divested Ps. 1,542 million, and used the proceeds to repay debt and for working capital.




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Debt

     Total debt as of December 31, 2002 was Ps. 5,061 million, a reduction of Ps. 821 million, or 14 percent, compared to the same period of 2001.

(Ps. million)                               4Q2001              4Q2002
--------------------------------------------------------------------------------
Short Term Debt                              1,950               1,123
Long Term Debt                               3,931               3,938
--------------------------------------------------------------------------------
Total Debt                                   5,881               5,061
% of Debt in foreign currency                   59%                 46%

     As of December 31, 2002, 22 percent of ICA's debt matures in less than one year; 24 percent is securities debt; and 46 percent is denominated in foreign currency, principally dollars. The latter fell as a result of the refinancing in pesos of debt denominated in dollars.

     During the quarter, ICA repurchased and cancelled US$ 70.6 million of the convertible bond due in 2004, using funds from the refinancing of Ps. 1,180 million announced in December. US$ 73.6 million were repurchased, and US$ 73.4 million were canceled during the year.

     During the fourth quarter, short-term debt of Ps. 445 million was refinanced to long-term debt.

Liquidity and Financial Ratios

     The current ratio as of the end of the fourth quarter of 2002 was 1.11, compared to 1.08 in the same period of 2001; and the interest coverage ratio (EBITDA/interest expense) was 1.22, compared to (1.19) in the same period of 2001. ICA's leverage ratio (total debt/equity) was 1.32 in the fourth quarter, compared to 1.09 in the same period of 2001.

     Financial information is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in Mexican pesos (Ps.) of December 31, 2002 purchasing power. The exchange rate used for the conversion of amounts at December 31, 2002 was Ps. 10.38 per US dollar.

     This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.